Shuttle Pharmaceuticals Holdings, Inc.

One Research Court, Suite 450

Rockville, MD 20850

June 23, 2022

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn: Ms. Jordan Nimitz

Re:	Shuttle Pharmaceuticals Holdings, Inc.
Registration Statement on Form S-1
Filed on June 3, 2022
File No. 333-265429

Ladies and Gentlemen:

On behalf of Shuttle Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Company” or “Shuttle”), we are hereby transmitting the Company’s response to the comment letter it received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 15, 2022, regarding the Registration Statement on Form S-1 (the “Registration Statement”), as filed confidentially to the Commission on June 3, 2022 (the “2022 Filing”).

For your convenience, we have repeated below the comments of the Staff in bold and have followed the Staff’s comments with the Company’s response.

Form S-1 Filed June 3, 2022

Market Opportunity, Page 6

1. We note your response to comment 5. Please remove the references to indications that you are not currently developing candidates to address. If you have no current plans to develop candidates to treat such indications, they are not part of your current market opportunity.

Although we intend to develop our drug candidates for treatment for all of the cited areas in the future, we have removed the areas that are not currently being tested from page 6 of the registration statement.

Related Party Transactions, page 84

2. We note the revisions made to your financial statements in response to our prior comment 14. Tell us how you considered the guidance in ASC 250-10-20 (definition in glossary) and ASC 250-10-45-22 to 45-24 as well as SAB Topic 1:M in concluding that the changes should not be reported as an error in previously issued financial statements. Otherwise, revise to comply with that guidance by providing all the information required by ASC 250-10-50-7, label the appropriate columns of the financial statements as “Restated” and have your auditor revise its report to reference the restatement consistent with paragraph 18e. of PCAOB Auditing Standard 3101.

We have revised the financial statements by relabeling the appropriate columns “Restated” and our auditor has revised its report to reference the restatement consistent with paragraph 18e. of PCAOB Auditing Standard 3101.

Exhibits

3. Please provide searchable copies of all of your exhibits. We refer you to Rules 301 and 304 of Regulation S-T.

We have updated the exhibits to make all of the exhibits searchable.

4. We note that the forum selection provision in your Amended and Restated Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose in your Risk Factors whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We have amended Article VII, Section 7.2 of the Company’s Amended and Restated Certificate of Incorporation to specifically exclude actions arising under the Securities Act or Exchange Act from the exclusive forum selection provision. Such certificate of amendment to our Amended and Restated Certificate of Incorporation is filed as Exhibit 3.5 to the registration statement. In addition, we have revised the registration statement to add in an additional risk factor at page 38.

5. Please revise the legality opinion filed as Exhibit 5.1 to state that the shares will be legally issued, fully paid and non-assessable when sold in accordance with the registration statement. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19. Please note that Item 601 of Regulation S-K expressly provides for short form opinion with respect to a tax opinion, but does not provide for a short form legal opinion.

Exhibit 5.1 has been updated to clearly state that the shares will be legally issued, fully paid and non-assessable when sold in accordance with the registration statement.

We thank the Staff in advance for its review of the foregoing in relation to the Company’s confidential filing of its Registration Statement on Form S-1 with the SEC on June 3, 2022. We respectfully request that you provide us with any additional comments on or before June 27, 2022. Should you have any questions or concerns, kindly contact our counsel, Megan J. Penick, Esq. or Stephen Weiss, Esq. of Michelman & Robinson, LLP, by telephone at (646) 320-4104 or (917) 797-0015, respectively.

Sincerely,

/s/ Anatoly Dritschilo

Anatoly Dritschilo, M.D.

Chief Executive Officer

Shuttle Pharmaceuticals Holdings, Inc.